TSX: PFN OTCQX: PAWEF FSE: P7J 650 - 555 West 12th Avenue Vancouver, BC, Canada, V5Z 3X7 Toll Free: 1.800. 667. 1870 Main: + 1 (604) 685. 1870 Fax: + 1 (604) 685. 8045 www.pfncapital.com

August 15, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:  Tia L. Jenkins/Blaise Rhodes

Dear Sirs:

Re:	Pacific North West Capital Corp. (the “Company”)
Form 20-F for the fiscal year ended April 30, 2012

Further to your letter of August 8, 2012, we write to respond to your letter with respect to the comments on the Company’s Form 20-F as EDGAR filed on July 27, 2012:

Item 3. Key Information

A. Selected Financial Data, page 11

1.         The Company has revised its disclosure of information under item 3.A. Selected Financial Data of Form 20-F to:

-	Add a disclosure that the information prepared in accordance with International Financial Reporting Standards (“IFRS”) may differ from the information previously prepared in accordance with Canadian generally accepted accounting principles (“GAAP”);

-	Separately present the information prepared in accordance with IFRS from the one prepared in accordance with Canadian GAAP; and

-	Provide reconciliation to United States GAAP for information prepared in accordance with Canadian GAAP for the years ended30 April 2010, 2009 and 2008.

Item 18. Financial Statements, Page 83

2.         The Company has amended its listing of financial statements filed as part of the Annual Report to comply with Item 18. Financial Statements of the Form 20-F, rather than Item 17.

TSX: PFN OTCQX: PAWEF FSE: P7J 650 - 555 West 12th Avenue Vancouver, BC, Canada, V5Z 3X7 Toll Free: 1.800. 667. 1870 Main: + 1 (604) 685. 1870 Fax: + 1 (604) 685. 8045 www.pfncapital.com

Part III

Independent Auditor’s Report

Opinion

3.         The Company has included an updated Independent Auditor’s Report, as revised by its independent accountants to reflect:

-	An audit opinion that refers to and opines on International Financial Reporting Standardsas issued by the International Accounting Standards Board.; and

Emphasis of Matter

4.         Revision to the Emphasis of Matter paragraph to comply with the standards of the Public Company Accounting Oversight Board regarding going concern uncertainties.

Closing Comments

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has EDGAR filed Amendment No. 1 of the Form 20-F/A (the Form 20-F/A”) updated to reflect the comments provided by the SEC including an amended version of the Independent Auditor’s Report.

Thank you and please do not hesitate to contact the undersigned at 604-685-1870 should you require further information.

Yours truly,

PACIFIC NORTH WEST CAPITAL CORP.

“Coreena Hansen”

Coreena Hansen
Corporate Secretary

cc:	Harry Barr, Chief Executive Officer
Robert Guanzon, Chief Financial Officer